FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant’s Name into English)

Parque Vía 190

Colonia Cuauhtémoc

México City 06599, México, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Teléfonos de México, S.A.B. de C.V.

Av. Parque Vía 190

Colonia de Cuauhtémoc, 06599

México D.F., México

December 6, 2007

Dear Shareholders:

The board of directors of Teléfonos de México, S.A.B. de C.V., or Telmex, decided on November 14, 2007, to propose to shareholders to divide Telmex, establishing a new independent company called Telmex Internacional, S.A.B. de C.V., or Telmex Internacional. We refer to this transaction as the “Spin-off.” Telmex Internacional will be a holding company focused on international business, providing through its subsidiaries voice services, data transmission, video, Internet access and services related to yellow pages directories. Telmex will continue to focus on the fixed-line telecommunications business, including Internet access and data transmission, principally in Mexico.

The Spin-off is described in the Information Statement that accompanies this letter. It will be implemented using a procedure under Mexican corporate law called escisión, in which:

•	Telmex Internacional will be established as a new company.

•	Specified assets of Telmex (including shares of specified subsidiaries) will be transferred to Telmex Internacional.

•	Each holder of any class of Telmex shares will receive the same number of Telmex Internacional shares of the corresponding class.

If you own L Shares or A Shares of Telmex, you will receive L Shares or A Shares of Telmex Internacional, with rights that are substantially similar to the Telmex shares you hold. If you own L Share ADSs or A Share ADSs of Telmex, you will receive L Share ADSs or A Share ADSs of Telmex Internacional. You will continue to own the same Telmex shares and ADSs after the Spin-off as before.

On December 21, 2007, an extraordinary meeting of Telmex shareholders will be held to approve the Spin-off and for related purposes. Approval requires the affirmative vote of a majority of the aggregate voting power of the outstanding A and AA Shares. Carso Global Telecom, S.A.B. de C.V. and AT&T International, Inc. intend to vote their shares in favor of the Spin-off, and approval of the Spin-off at the extraordinary meeting is assured.

You are not being asked for a proxy and are requested not to send one. In accordance with Mexican law, no proxy solicitation will be conducted, and as a foreign private issuer, Telmex is exempt from the requirements of U.S. law concerning proxy solicitations and information statements. The accompanying Information Statement has been prepared to explain the Spin-off to Telmex shareholders.

We are grateful for the loyalty and support of Telmex shareholders and look forward to welcoming them as shareholders of Telmex Internacional.

Sincerely,

Carlos Slim Domit	Jaime Chico Pardo
Co-chairman of the Board	Chairman of the Board

Information Statement dated December 6, 2007

Teléfonos de México, S.A.B. de C.V.

This Information Statement relates to a Spin-off, in which Teléfonos de México, S.A.B. de C.V., or Telmex, will establish a new Mexican corporation called Telmex Internacional, S.A.B. de C.V., or Telmex Internacional. The Spin-off will be implemented using a procedure under Mexican corporate law called escisión.

We expect the Spin-off to be approved by a majority of holders of Telmex A Shares and Telmex AA Shares at an extraordinary shareholders’ meeting scheduled for December 21, 2007, which we refer to as the Approval Date. As of the Approval Date, each holder of Telmex shares will have the right to receive an equal number of Telmex Internacional shares of the corresponding class, but the Telmex Internacional shares will not initially be delivered to shareholders. From the Approval Date until a distribution date to be announced, which we refer to as the Share Distribution Date, Telmex shares and Telmex Internacional shares may only be owned and transferred together. During this period each Telmex L Share ADS will represent the right to receive 20 Telmex Internacional L Shares in addition to 20 Telmex L Shares, and each Telmex A Share ADS will represent the right to receive 20 Telmex Internacional A Shares in addition to 20 Telmex A Shares.

On the Share Distribution Date, Telmex Internacional shares will be delivered to Telmex shareholders as of a specified record date. As soon as practicable following the Share Distribution Date, Telmex Internacional L Share ADSs, each representing 20 Telmex Internacional L Shares, and Telmex Internacional A Share ADSs, each representing 20 Telmex Internacional A Shares, will be delivered to holders of Telmex L Share ADSs and A Share ADSs as of a specified record date.

No consideration will be paid to Telmex or Telmex Internacional for the Telmex Internacional shares and Telmex Internacional ADSs issued as a consequence of the Spin-off. Beginning on or about the Share Distribution Date, Telmex expects that the Telmex Internacional shares will be listed on the Mexican Stock Exchange and the Telmex Internacional ADSs will be listed on a securities exchange in the United States. In each case, admission to listing and trading is subject to approval.

TELMEX IS NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT

TO SEND TELMEX A PROXY.

Telmex is furnishing this Information Statement solely to provide information to shareholders of Telmex, who will receive shares of Telmex Internacional in the Spin-off. This

Information Statement is not, and should not be construed as, an inducement or encouragement to buy or sell any securities of Telmex or Telmex Internacional.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Spin-off of the Telmex Internacional shares or passed upon the accuracy or adequacy of this Information Statement or any document referred to herein. Any representation to the contrary is a criminal offense.

Telmex has prepared this Information Statement to explain the Spin-off to its shareholders, who will receive shares of Telmex Internacional in the Spin-off. Telmex has also filed an information statement (folleto informativo) in Spanish with the Comisión Nacional Bancaria y de Valores of Mexico and the Bolsa Mexicana de Valores, S.A. de C.V. (the “Mexican Stock Exchange”), which is available on the website of the Mexican Stock Exchange at www.bmv.com.mx and the website of Telmex at www.telmex.com. In accordance with Mexican law, Telmex will not conduct any proxy solicitation for the extraordinary shareholders’ meeting called to approve the Spin-off. As a foreign private issuer, Telmex is exempt from the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, concerning proxy solicitations and information statements.

ADDITIONAL INFORMATION

Telmex Internacional will file with the Securities and Exchange Commission, or the Commission, a Registration Statement on Form 20-F, or the Telmex Internacional Registration Statement, to register the Telmex Internacional L Shares under the Exchange Act. As of the date of this Information Statement, the Telmex Internacional Registration Statement has not yet been filed with the Commission. After it is filed, it may be subject to amendment before it is declared effective by the Commission. This Information Statement contains limited information with respect to Telmex and Telmex Internacional, which is qualified in its entirety by reference to the Telmex Internacional Registration Statement and the filings and reports of Telmex incorporated by reference in this Information Statement.

Telmex files reports, including annual reports on Form 20-F, and other information with the Commission pursuant to the rules and regulations of the Commission that apply to foreign private issuers. Upon effectiveness of the Telmex Internacional Registration Statement, Telmex Internacional will also be subject to these rules and regulations and, in accordance therewith, will be required to file reports, including annual reports on Form 20-F, and other information with the Commission. You may read and copy any materials Telmex or Telmex Internacional files with the Commission at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The reports and other information Telmex or Telmex Internacional has filed can also be accessed from the Commission’s website at www.sec.gov, and those filed by Telmex are available at its website at www.telmex.com.

INCORPORATION BY REFERENCE

This Information Statement “incorporates by reference” documents that Telmex and Telmex Internacional file with the Commission, which means that important information is disclosed to you by referring you to those documents. The information incorporated by reference herein is considered to be part of this Information Statement, and certain later information that Telmex or Telmex Internacional file with the Commission will automatically update and supersede this information. The following documents are incorporated by reference:

•	Telmex’s annual report on Form 20-F for the fiscal year ended December 31, 2006, or the Telmex 20-F, filed with the Commission on July 16, 2007;

•	Telmex’s reports on Form 6-K containing interim financial information, filed with the Commission on April 25, 2007, July 20, 2007 and October 23, 2007;

•	the Telmex Internacional Registration Statement, to be filed with the Commission;

•

any future filings on Form 20-F made by Telmex or Telmex Internacional with the Commission under the Exchange Act after the date of this Information Statement and prior to the Share Distribution Date; and

•	any future filings by Telmex or Telmex Internacional on Form 6-K that state that they are incorporated by reference into this Information Statement.

You may request a copy of any and all of the information that has been incorporated by reference in this Information Statement and that has not been delivered with this Information Statement, at no cost, by writing or telephoning Telmex at Parque Vía 198-701, Colonia Cuauhtémoc, 06599 México, D.F., México, attention: Investor Relations, telephone 52 (55) 5222-5462.

SHAREHOLDER INQUIRIES

Shareholders of Telmex with questions relating to the Spin-off and distribution of the Telmex Internacional shares and the Telmex Internacional ADSs should contact Telmex at Parque Vía 198-701, Colonia Cuauhtémoc, 06599 México, D.F., México, attention: Investor Relations, telephone 52 (55) 5222-5462.

SUMMARY

The following is a brief summary of certain information contained elsewhere in this Information Statement. This summary is qualified in its entirety by the more detailed information set forth in this Information Statement.

Telmex Internacional	Telmex Internacional, S.A.B. de C.V., a new Mexican corporation, will be established by Telmex in a Spin-off.

Telmex Internacional will be a holding company focused on providing through its subsidiaries in Argentina, Brazil, Chile, Colombia, Ecuador, Peru and Uruguay a wide range of telecommunications services, including voice, data and video transmission, Internet access and integrated telecommunications solutions, as well as services related to yellow pages directories in Mexico, the United States, Argentina and Peru.

Capital Structure of Telmex Internacional	Telmex Internacional will have three classes of shares. The A Shares and AA Shares will have full voting rights. The L Shares will be entitled to vote only on certain limited matters.

The number of shares of each class will initially be the same as the number of Telmex shares of the corresponding class outstanding on the Approval Date. If the Spin-off had occurred on September 30, 2007, the capital structure of Telmex Internacional would have been as follows:

Class	Number of Shares Outstanding	Percentage of Capital	Percentage of Voting(1)
	(millions)
L Shares	11,069	56.4%	—
AA Shares	8,115	41.4	94.9%
A Shares	438	2.2	5.1

Total	19,621	100.0%	100.0%

(1) Except on limited matters for which L Shares will have voting rights.

The Spin-off	The Spin-off will be conducted by means of the procedure under Mexican corporate law called escisión or “split-up.” After the approval by a majority of holders of Telmex A Shares and Telmex AA Shares at an extraordinary shareholders’ meeting scheduled for December 21, 2007, Telmex Internacional will be established as a new company and specified assets of Telmex (including shares of specified subsidiaries) will be transferred to Telmex Internacional. As of the Approval Date, shareholders of Telmex will have the right to receive shares of Telmex Internacional.

Distribution of the Telmex Internacional Shares

For an initial period after the Approval Date, Telmex Internacional shares will not be separated from Telmex shares and may only be owned or traded together with the Telmex shares. Following the Approval Date, Telmex will announce the date on which Telmex Internacional shares may be held and traded separately from Telmex shares, referred to as the Share Distribution Date, and the date for determining the right to receive Telmex Internacional shares, referred to as the Share Record Date.

The Share Distribution Date will not occur until the registration of the shares of Telmex Internacional under Mexican and U.S. securities laws is effective. We cannot be certain when this will occur, but we do not expect it to be before the second quarter of 2008.

Distribution to the Telmex shareholders will take place on the Share Distribution Date in the following manner:

.	• Each owner of Telmex AA Shares will receive the same number of Telmex Internacional AA Shares.

• Each owner of Telmex L Shares will receive the same number of Telmex Internacional L Shares.

• Each owner of Telmex A Shares will receive the same number of Telmex Internacional A Shares.

• Telmex shareholders will also continue to own their Telmex shares.

Distribution of Telmex Internacional L Share ADSs and A Share ADSs

Each Telmex L Share ADS represents 20 Telmex L Shares, and each Telmex A Share ADS represents 20 Telmex A Shares. Beginning on the Approval Date, each Telmex L Share ADS will also represent the right to receive 20 Telmex Internacional L Shares, and each Telmex A Share ADS will also represent the right to receive 20 Telmex Internacional A Shares.

Telmex Internacional will arrange with a U.S. depositary bank to issue new ADSs, each representing 20 Telmex Internacional L Shares or A Shares. Promptly following the ADS Distribution Date (as defined below), as close as practicable to the Share Distribution Date, each record holder of Telmex L Share ADSs or A Share ADSs will receive an equal number of Telmex Internacional L Share ADSs or A Share ADSs, as the case may be. The depositary for the Telmex L Share ADSs and A Share ADSs will announce the ADS Distribution Date and the record date for determining the right to receive Telmex Internacional L Share ADSs or A Share ADSs.

Listing and Trading of Telmex Internacional Shares and ADSs

The Telmex Internacional shares will not trade separately from Telmex shares prior to the Share Distribution Date. Beginning on the Share Distribution Date, Telmex expects that the Telmex Internacional shares will be listed on the Mexican Stock Exchange and the Telmex Internacional ADSs will be listed on a securities exchange in the United States.

In each case, admission to listing and trading is subject to approval. The AA Shares will not be listed or traded on any market.

Shareholder Approval of the Spin-off

The Spin-off requires the affirmative vote of a majority of holders of Telmex A Shares and Telmex AA Shares. An extraordinary shareholders’ meeting for this purpose is scheduled for December 21, 2007. Carso Global Telecom, S.A.B. de C.V. and AT&T International, Inc. intend to vote their shares in favor of the Spin-off, so approval of the Spin-off at the extraordinary meeting is assured. No proxy solicitation will be conducted, and holders of Telmex L Shares are not entitled to vote on the Spin-off.

Certain Rights of Shareholders and Creditors

Under limited circumstances, holders of Telmex A Shares and Telmex AA Shares may have the right to dissent and demand cash payment for their shares. In addition, during the 45-day statutory period following the Approval Date, the Spin-off may be challenged in Mexican courts by any affected creditor of Telmex or by any shareholder or group of shareholders representing at least 20% of the capital stock of Telmex. In connection with such a challenge, a court may temporarily suspend the Spin-off in certain circumstances. Telmex cannot anticipate the consequences of any such challenge.

Certain Tax Consequences	The Spin-off is not a taxable event for Mexican federal income tax purposes. For a discussion of U.S. and Canadian tax consequences, see “The Spin-Off—Certain Tax Consequences.”

THE SPIN-OFF

Overview

The Spin-off will establish Telmex Internacional as a new Mexican corporation, independent of Telmex. Telmex Internacional will be a holding company focused on providing through its subsidiaries in Argentina, Brazil, Chile, Colombia, Ecuador, Peru and Uruguay a wide range of telecommunications services, including voice, data and video transmission, Internet access and integrated telecommunications solutions, as well as services related to yellow pages directories in Mexico, the United States, Argentina and Peru. Neither Telmex nor Telmex Internacional will own any capital stock of the other. The relationships between the two companies will be limited to:

•	agreements relating to the implementation of the Spin-off;

•	certain transitional arrangements that will continue while Telmex Internacional develops independent capabilities; and

•

completion of international traffic, publishing and distribution of telephone directories, and use of each other’s services, generally on terms similar to those on which each company does business with third parties.

See “—Certain Relationships between Telmex and Telmex Internacional.” Telmex and Telmex Internacional will initially have the same shareholders, and they will continue to be controlled by the same group of shareholders. See “Controlling Shareholders and Certain Beneficial Owners.”

Establishing two separate, publicly traded companies through the Spin-off is expected to provide the following benefits for both Telmex and Telmex Internacional:

•

to allow each company to operate more efficiently and at the right scale, in Mexico and abroad, in order to allow each of them to operate autonomously for administrative, commercial and financial purposes;

•	to improve the competitive position of each company; and

•

to tailor further the operations of Telmex in the Mexican telecommunications market, distinguishing its operations in the middle-and high-revenue markets, in which there is competition, from the low-revenue and rural markets, in which there is no competition.

Shareholder Approval

The board of directors of Telmex decided on November 14, 2007 to propose the Spin-off to the Telmex shareholders. On December 21, 2007, Telmex will hold an extraordinary meeting of its shareholders to approve the Spin-off. Carso Global Telecom, S.A.B. de C.V., or CGT, and AT&T International, Inc., or AT&T International, own an excess of the requisite two-thirds majority of A Shares and AA Shares required to approve the Spin-off, and they intend to vote all their shares in favor of the Spin-off. Accordingly, the approval of the Spin-off is expected without the affirmative vote of any other shareholder.

Telmex is not asking you for a proxy, and you are requested not to send Telmex a proxy. In accordance with Mexican law, notice of the extraordinary meeting will be given by publication in Mexican newspapers, and Telmex will not conduct any proxy solicitation for the meeting. Only the holders of A Shares and AA Shares are entitled to be present or to vote at the extraordinary meeting.

We expect that, promptly following notice of the extraordinary shareholders’ meeting, as provided under the deposit agreement governing Telmex’s A Share ADSs, the A Share ADS depositary will notify A Share ADS holders of the extraordinary meeting and provide information regarding the exercise of the voting rights of the A Shares underlying their A Share ADSs.

Description of the Spin-off

The Spin-off will be implemented using a procedure under Mexican corporate law called escisión or “split-up.” In an escisión, an existing company is divided, creating a new company to which specified assets and liabilities are allocated. This procedure differs from the procedure by which a spin-off is typically conducted in the United States, where a parent company distributes to its shareholders shares of a subsidiary. The escisión will be approved on the Approval Date by a single action of the shareholders at the extraordinary meeting establishing Telmex Internacional and allocating certain assets and liabilities of Telmex to Telmex Internacional. Prior to the Approval Date, Telmex will reorganize certain of the intermediate holding companies through which it holds various assets and subsidiaries, so as to facilitate the implementation of the Spin-off. As of the Approval Date, shareholders of Telmex will have the right to receive shares of Telmex Internacional.

Following the Approval Date, subject to the receipt of authorizations and the completion of legal formalities:

•

Telmex Internacional will be established as a separate company, with a fully independent legal existence and full capacity to own and dispose of its assets. Its initial board of directors will be formed at the same extraordinary meeting that approves the Spin-off.

•

Specified assets of Telmex, including the shares of specified subsidiaries, will be transferred to Telmex Internacional. All the businesses to be conveyed to Telmex Internacional are conducted by separate operating entities, and the continuity of existence of those entities will be undisturbed by the Spin-off.

•

Certain agreements to accomplish the separation of the Spin-off and to provide for ongoing relationships between Telmex and Telmex Internacional will take effect. See “—Certain Relationships between Telmex and Telmex Internacional.”

Based on the pro forma consolidated financial results derived in connection with the Spin-off, Telmex will convey to Telmex Internacional, and Telmex Internacional will be formed with assets amounting to Ps. 123,648 million, liabilities amounting to Ps. 40,283 million and stockholders’ equity of Ps. 83,365 million. These figures will be adjusted to reflect amounts as of the effective date of the corresponding transfers.

Promptly following the Approval Date, the shareholders’ resolution approving the Spin-off from the extraordinary meeting will be notarized and registered in the Mexican Public Registry of Commerce and a notice of the Spin-off published in the Diario Oficial (Official Gazette). Following the registration and publication of the resolution approving the Spin-off, Mexican law provides for a period of 45 days during which the Spin-off may be challenged by certain parties, as described below. During this period, Telmex Internacional shares will not be delivered or traded separately.

The Spin-off will become fully effective following this 45-day period if there was no founded opposition and the constitutive documents of Telmex Internacional have been registered with the official notary.

The Share Distribution Date

Once the Spin-off is effective, Telmex Internacional will continue its efforts to register its shares with the Mexican Public Registry of Commerce. Once the Mexican National Banking and Securities Commission (Comisíon Nacional Bancaria de Valores, or CNBV) has authorized the listing of the shares, Telmex Internacional will distribute shares to their legal holders. Distribution of shares that are not deposited with S.D. Indeval, S.A. de C.V., Institución para Depósito de Valores, or Indeval, which is the clearing system for securities traded on the Mexican Stock Exchange, will be made against the presentation of Telmex share certificates, which will be exchanged for new Telmex share certificates and Telmex Internacional share certificates. For shares deposited with Indeval, distribution will generally be made by book-entry annotation in the shareholder list maintained by Indeval, by which each outstanding share of Telmex will receive a share corresponding to the relevant series of shares. Holders of Telmex shares as of a specified record date, referred to as the Share Record Date, will receive shares of Telmex Internacional on the Share Distribution Date. Telmex Internacional will advise shareholders at a later time of the Share Record Date and the Share Distribution Date. The Share Distribution Date will not occur until the registration of Telmex Internacional under Mexican and U.S. securities laws is effective. We cannot be certain when this will occur, but we do not expect it to be before the second quarter of 2008.

Prior to the Share Distribution Date there will be no separate certificates for Telmex Internacional shares, and the right to receive Telmex Internacional shares will be transferred together with Telmex shares. Investors will not be able to buy or otherwise acquire, or sell or otherwise transfer or deliver, Telmex shares or Telmex Internacional shares separately.

After the Spin-off has become effective, distribution to the Telmex shareholders will take place on the Share Distribution Date in the following manner:

•	Each owner of Telmex L Shares will receive the same number of Telmex Internacional L Shares.

•	Each owner of Telmex A Shares will receive the same number of Telmex Internacional A Shares.

•	Each owner of Telmex AA Shares will receive the same number of Telmex Internacional AA Shares.

•	Each Telmex shareholder will continue to own the same number of Telmex shares.

Beginning on the Share Distribution Date, we expect that:

•	Telmex Internacional A Shares and L Shares will commence trading on the Mexican Stock Exchange.

•	Telmex A Shares and L Shares will trade on the Mexican Stock Exchange without the Telmex Internacional Shares.

•	Shareholders will be able to deliver Telmex shares and Telmex Internacional shares separately.

Effects of the Spin-off on Holders of Telmex ADSs

As of the Approval Date, each Telmex L Share ADS will represent, in addition to 20 Telmex L Shares, the right to receive 20 Telmex Internacional L Shares, and each Telmex A Share ADS will represent, in addition to 20 Telmex A Shares, the right to receive 20 Telmex Internacional A Shares. Telmex Internacional will arrange with a U.S. depositary bank to issue L Share ADSs, each representing 20 Telmex Internacional L Shares and to issue A Share ADSs, each representing 20 Telmex Internacional A Shares.

On a date, referred to as the ADS Distribution Date, as close as practicable to the Share Distribution Date, each record holder of Telmex L Share ADSs or A Share ADSs at a specified date, referred to as the ADS Record Date, will receive an equal number of Telmex Internacional L Share ADSs or A Share ADSs, as the case may be.

Telmex Internacional ADSs will be issued and distributed to each record holder of Telmex ADSs at the close of business (New York time) on the ADS Record Date. Trading of Telmex Internacional ADSs in the United States will begin on the ADS Distribution Date. We expect that the depositary of the Telmex ADSs will announce the ADS Record Date and the ADS Distribution Date on or about the same date on which Telmex announces the Share Record Date and the Share Distribution Date, although no assurances can be given that such an announcement will be made by such date.

Persons holding Telmex ADSs through the facilities of The Depository Trust Company, or DTC, will receive the distribution of Telmex Internacional ADSs by book entry only, through the facilities of DTC. Persons holding Telmex ADSs directly will receive the distribution of Telmex Internacional ADSs in the form of certificated American Depositary Receipts, or ADRs, representing Telmex Internacional ADSs. These ADRs will be mailed to direct holders of Telmex ADSs on or as soon as practicable after the ADS Distribution Date. Persons holding Telmex ADSs through a broker or other securities intermediary should consult such broker or other securities intermediary concerning distribution of the Telmex Internacional ADSs.

Costs Associated with the Spin-off

Telmex will assume the notary fees, duties and other costs incurred in connection with the Spin-off, except for those fees, duties and other costs that by their nature are incurred by any subsidiary of Telmex, which shall be assumed by that entity.

Certain Relationships between Telmex and Telmex Internacional

Immediately after the Spin-off, Telmex will not own any Telmex Internacional shares or Telmex Internacional ADSs and Telmex Internacional will not own any Telmex shares or Telmex ADSs. Under Mexican law, Telmex will remain jointly and severally liable for the obligations of Telmex assumed by Telmex Internacional pursuant to the Spin-off for a period of three years beginning from the publication of the resolution approving the Spin-off. Such liability, however, will not extend to any obligation to a person or entity that has given its express consent relieving Telmex of such liability and approving the Spin-off.

Following the Spin-off, there will be a variety of contractual relationships between Telmex and Telmex Internactional, both to accomplish the separation of the Spin-off and to provide for ongoing relationships. These will be fully described in the Telmex Internacional Registration Statement. They fall into three broad categories.

Arrangements Related to the Approval of the Spin-off. The separation of the two companies and the transfer of certain assets and liabilities to Telmex Internacional will be effected by the action of the Telmex shareholders at the extraordinary shareholders’ meeting. Telmex and Telmex Internacional will also be obligated to further ensure that the purposes of the Spin-off are fully achieved, by virtue of shareholder resolutions or other arrangements providing for such matters as indemnification, releases, the assignment of expenses, assistance in obtaining consents, exchange of information, covenants relating to the tax treatment of the Spin-off and similar matters.

Transitional Services. Telmex and Telmex Internacional will enter into an agreement under which Telmex will provide a variety of services to Telmex Internacional on an interim basis. These services will include certain data processing and corporate support and administrative services. They will generally be provided at cost plus a specified percentage.

Continuing Commercial Relationships. Telmex and Telmex Internacional each will have extensive telecommunications operations in the markets in which they operate. As a result, they will have a wide variety of ongoing relationships, many of which are already in place. These include the completion of international traffic, publishing and distribution of telephone directories, and use of each other’s services. In general, these relationships will be governed by terms similar to those on which each company does business with third parties.

Approvals and Consents

The Spin-off may be conditioned on (i) the confirmation by the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) that Telmex will not be subject to Mexican tax on the transfer of assets to Telmex Internacional in the Spin-off and (ii) clearance from the Mexican Federal Competition Commission (Comisión Federal de Competencia).

In connection with the Spin-off, Telmex and Telmex Internacional also will require consents from certain creditors and from other participants in certain investments that will be transferred to Telmex Internacional. Telmex does not expect to obtain all these consents before the Approval Date, and it is possible that some of them will be obtained only after a long period of time, or not at all. Failure to obtain consents from creditors could result in Telmex or Telmex Internacional being in default under certain of their respective debt obligations. Failure to obtain consents for the transfers of certain investments to Telmex Internacional could result in the delay or reversal of such transfers.

With respect to any obligation of Telmex that will be transferred to Telmex Internacional, consent of the relevant creditor will be required in order for Telmex Internacional to succeed to the rights and obligations of Telmex. In these cases, failure to obtain consent from the creditor may require that Telmex remain liable for such obligation of Telmex Internacional. Telmex Internacional will agree to indemnify Telmex against liabilities of this kind.

Withdrawal Rights

Under Mexican corporate law, a holder of Telmex A Shares or AA Shares may, as a result of the Spin-off, have the right to withdraw the capital represented by its shares. In order to exercise the right of withdrawal, a shareholder must vote against the Spin-off at the extraordinary shareholders’ meeting at which it is approved, and then give notice of its intention to exercise its withdrawal rights within 15 days of adjournment of the extraordinary meeting. A shareholder who has complied with these steps is entitled to reimbursement of its shares in proportion to the net assets of Telmex as reflected on the most recent annual balance sheet that has been approved by the shareholders of Telmex.

Judicial Proceedings to Challenge the Spin-off

Under Mexican corporate law, for a period of 45 days following the registration and publication of the shareholders’ resolution approving the Spin-off, any shareholder or group of shareholders representing at least 20% of the entire capital stock of Telmex, or any affected creditor of Telmex, may commence judicial proceedings in Mexican courts to challenge the Spin-off. In connection with such a challenge, a court may temporarily suspend the Spin-off, if the party bringing the proceedings posts bond as security for damages and losses which might be suffered by Telmex as a result of the challenge. The suspension may continue until there is a final, non-appealable judicial declaration that the challenge is unfounded or an agreement between the challenging party and Telmex. Once the period has expired and the by-laws of Telmex Internacional have been notarized and registered in the Public Registry of Commerce, the Spin-off may no longer be challenged by creditors or shareholders.

The legal grounds on which an escisión may be challenged, and the remedies a court may impose if it sustains the challenge, are not specified in Mexican corporate law and have not been the subject of extensive practical experience or commentary. Telmex is unable to anticipate whether any party will challenge the Spin-off or, if so, what standards the Mexican courts will apply to rule on the challenge, what procedures they will follow in conducting proceedings or what remedies they will impose. Any such challenge could result in a delay in the distribution of Telmex Internacional Shares to Telmex shareholders.

Certain Tax Consequences

Each holder should consult such holder’s own tax advisor concerning the overall tax consequences to it, including the consequences of the Spin-off arising under foreign, state and local laws.

Mexican Tax Consequences

The following discussion summarizes the principal Mexican tax consequences of the Spin-off to a holder of Telmex shares or Telmex ADSs that does not reside in Mexico for purposes of Mexican taxation, referred to as a non-Mexican holder, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to the holders of Telmex shares or Telmex ADSs.

The receipt by Mexican or non-Mexican shareholders of Telmex Internacional shares or Telmex Internacional ADSs in connection with the Spin-off will not be subject to Mexican personal income tax, corporate income tax or value added tax.

At the time of the Spin-off, each Telmex shareholder will receive Telmex Internacional shares in a percentage equivalent to the percentage of Telmex shares the holder owned at the Approval Date. The shares received by the Telmex shareholders in exchange will not be considered accumulated income for the purposes of Mexican taxation.

Telmex will not be subject to Mexican income tax on the transfer of assets to Telmex Internacional in the Spin-off, subject to confirmation from the Mexican Ministry of Finance and Public Credit and provided that at least 51% of the aggregate issued and outstanding A and AA Shares of each of Telmex and Telmex Internacional are not transferred for a period of three years after the Mexican tax authorities have been notified of the Spin-off. Telmex intends to notify the tax authorities after the expiration of the 45-day statutory period described in “—Judicial Proceedings to Challenge the Spin-off”, and CGT, a holder of more than 51% of the aggregate issued and outstanding A and AA Shares of Telmex as of the date of this Information Statement, has informed Telmex that it will agree to a three-year restriction on transfer.

For purposes of Mexican taxation, a natural person resides in Mexico if he or she has established his or her home in Mexico, unless he or she has resided in another country for more than 183 consecutive or nonconsecutive days in any calendar year, and can demonstrate that he or she has become a resident of that country for tax purposes. A legal entity resides in Mexico for Mexican tax purposes if it was incorporated in Mexico, or has its principal administrative office or the effective location of its management is in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate otherwise. If a non-resident of Mexico has a permanent establishment or fixed base in Mexico, he or she will be subject to Mexican taxes in accordance with applicable Mexican tax laws.

United States Tax Consequences

The information provided below describes certain possible U.S. federal income tax consequences of the Spin-off to U.S. holders (as defined below) of Telmex shares or Telmex ADSs. It does not purport to be a comprehensive description of all of the tax consequences of the Spin-off that may be relevant to such a U.S. holder. This information applies only to U.S. holders of Telmex shares or Telmex ADSs holding the Telmex shares or Telmex ADSs as capital assets and does not apply to special classes of U.S. holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of the shares of Telmex (whether held directly or through ADSs or both), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in Telmex shares or Telmex ADSs on a mark-to-market basis, and persons holding Telmex shares or Telmex ADSs in a hedging transaction or as part of a straddle or conversion transaction.

For purposes of this discussion, a “U.S. holder” is a holder of Telmex shares or Telmex ADSs that is (i) a citizen or resident of the United States of America, (ii) a corporation organized under the laws of the United States of America or any state thereof, or (iii) otherwise subject to U.S. federal income taxation on a net income basis with respect to the Telmex shares or Telmex ADSs.

We are in the process of reviewing the U.S. tax effects of the Spin-off on U.S. holders of Telmex shares or Telmex ADSs and, accordingly, have not yet reached a conclusion as to what those effects will be. Subject to further analysis and based on the information available to date, however, we currently expect to conclude that a U.S. holder should be treated as receiving a tax-free distribution on the Approval Date of the Telmex Internacional shares (or Telmex Internacional ADSs) pursuant to section 355 of the U.S. Internal Revenue Code of 1986, as amended, or the Code. The Approval Date is the date on which Telmex shareholders become the deemed owners of the Telmex Internacional shares or Telmex Internacional ADSs. Because the Spin-off should be viewed as occurring on the Approval Date, U.S. holders should not be considered to receive any additional distribution on the Share Distribution Date or the ADS Distribution Date.

In accordance with the expected conclusion described above, U.S. holders should not recognize any income, gain or loss for U.S. federal income tax purposes in connection with the Spin-off and a U.S. holder’s aggregate basis in the Telmex shares (or Telmex ADSs) and Telmex Internacional shares (or Telmex Internacional ADSs) after the Spin-off would equal such U.S. holder’s former basis in the Telmex shares (or Telmex ADSs) prior to the Spin-off. Such aggregate basis would be allocated among the Telmex shares (or Telmex ADSs) and the Telmex Internacional shares (or Telmex Internacional ADSs) in proportion to their respective fair market values.

In addition, in accordance with the expected conclusion described above, a U.S. holder’s holding period in a Telmex share (or Telmex ADS) would continue after the Spin-off, and the holding period of a Telmex Internacional share (or Telmex Internacional ADS) would include the holding period of the Telmex share (or Telmex ADS) with respect to which it was received. A U.S. holder that receives Telmex Internacional shares in respect of Telmex shares should not be treated as receiving “section 306 stock” (a term that has a technical definition under the Code).

Current Treasury regulations require certain U.S. holders who are “significant distributees” and who receive Telmex Internacional shares (or Telmex Internacional ADSs) in the Spin-off to attach to their U.S. federal income tax returns for the year in which the Spin-off occurs a statement setting forth information with respect to the Spin-off. You should consult your own tax advisor to determine whether you are a significant distributee required to provide the foregoing statement.

Our views described above are preliminary and are subject to further analysis of the U.S. federal income tax effects of the Spin-off. In addition, our conclusions, once finalized, will not be binding on the Internal Revenue Service, or the Service, or the courts, and no rulings will be sought from the Service on any of the issues discussed in this section. It is possible that the Service would seek to recharacterize the Spin-off as a taxable dividend of Telmex Internacional shares to the shareholders of Telmex (to the extent of Telmex’s current and accumulated earnings and profits, as measured in accordance with U.S. federal income tax principles). If the Service were to prevail, a U.S. holder would be treated as receiving ordinary dividend income on the Approval Date in an amount equal to the fair market value of the Telmex Internacional shares (or Telmex Internacional ADSs) received.

We believe that a holder of Telmex shares (or Telmex ADSs) that is not a U.S. holder will not be subject to U.S. federal income or withholding tax in respect of the distribution of Telmex Internacional shares (or Telmex Internacional ADSs) in connection with the Spin-off.

Canadian Tax Consequences

The following is a summary of the principal Canadian federal income tax considerations under the Canadian Income Tax Act, or the ITA, generally applicable to a holder of Telmex shares or Telmex ADSs who, for purposes of the ITA, is resident in Canada, or a Canadian Holder.

This summary is based on the ITA, the regulations thereunder and all specific proposals to amend the ITA and regulations publicly announced by the Minister of Finance prior to the date hereof. No advance income tax ruling has been obtained to confirm the Canadian federal income tax consequences of the Spin-off.

The Spin-off, as described herein, will not comply with the requirements for a tax-deferred spin-off as described in section 86.1 of the ITA. As a result, the Spin-off may result in a Canadian Holder being considered to have received a shareholder benefit with the result that such Holder will be required to include in computing income the fair market value of the shares of Telmex Internacional received by such Holder. It should be noted that there is Canadian tax jurisprudence dealing with the tax effects of an escisión transaction. In the case, the Tax Court of Canada held that the escisión transaction did not result in an income receipt for the shareholders of the corporation undergoing the escisión. Accordingly, Canadian Holders of Telmex shares are urged to consult their own tax advisors as to the potential application of this jurisprudence to the Spin-off.

TELMEX INTERNACIONAL

Telmex Internacional will be a sociedad anónima bursátil de capital variable organized under the laws of Mexico. Telmex Internacional will be a holding company focused on providing through its subsidiaries in Argentina, Brazil, Chile, Colombia, Ecuador, Peru and Uruguay a wide range of telecommunications services, including voice, data and video transmission, Internet access and integrated telecommunications solutions, as well as services related to yellow pages directories in Mexico, the United States, Argentina and Peru. The Telmex Internacional Registration Statement will contain a full description of its businesses.

Telmex Internacional’s principal initial operations are shown in the table below. Ownership percentages represent the combined direct and indirect equity interest Telmex Internacional will hold.

Name	Location	Ownership Percentage	Description
Controladora de Servicios Telecomunicaciones, S.A. de C.V.	Mexico	100.0%	Intermediate holding company

Anuncios en Directorios, S.A. de C.V.	Mexico	100.0	Publisher of yellow-pages telephone directories

Sección Amarilla USA L.L.C.	Florida, U.S.	80.0	Publisher of Spanish-language yellow pages telephone directories with presence in 19 states in the United States

Embratel Participações S.A.	Brazil	98.0	Intermediate holding company of subsidiary that provides national and international long-distance and local telephone and data transmission service in Brazil

Telmex do Brasil, Ltda.	Brazil	98.0(1)	Provider of telecommunications services to corporate customers in Brazil

Net Serviços de Comunicação S.A.	Brazil	34.4(1)(2)	Provider of cable television and local telephone services and bi-directional broadband Internet access services in Brazil

Empresa Brasileira de Telecomunicações S.A. – EMBRATEL	Brazil	97.0(1)	Provider of domestic and international long distance and local telephone and data services in Brazil

Star One S.A.	Brazil	77.6(1)	Provider of satellite services in Brazil

PrimeSys Soluções Empresariais S.A.	Brazil	97.0(1)	Provider of quality value-added service, network integration and outsourcing in Brazil

Metrored Holdings, SRL	Argentina	100.0	Holding company of subsidiaries providing telecommunications and Internet services in Argentina

Telmex Argentina S.A.	Argentina	100.0	Provider of telecommunications services in Argentina

Telmex Chile Holding, S.A.	Chile	100.0	Holding company of subsidiaries that provide long distance, Internet and data services in Chile
Telmex Corp. S.A. (formerly Chilesat Corp S.A.)	Chile	99.7	Provider of long distance, Internet and data services in Chile

Telmex Colombia S.A.	Colombia	100.0	Provider of telecommunications services to corporate customers in Colombia

Superview Telecomunicaciones, S.A.	Colombia	99.2	Provider of cable television services in Colombia

Name	Location	Ownership Percentage	Description
TV Cable, S.A.	Colombia	100.0	Provider of cable television and Internet services in Colombia

TV Cable del Pacifico, S.A.	Colombia	100.0	Provider of cable television and Internet services in Colombia

Telmex Perú S.A.	Peru	100.0	Provider of telecommunications services to corporate customers in Peru

Boga Comunicaciones, S.A.	Peru	100.0	Provider of cable television services in Peru

Ecuador Telecom, S.A.	Ecuador	100.0%	Provider of cable transmission of sound, images, data and other information services in Ecuador

(1)	Indirect interest held through Embratel Participações S.A.
(2)	Investment accounted for using the equity method

Brief descriptions of each of these assets may be found in the Telmex Internacional Registration Statement, which is incorporated by reference into this Information Statement.

Capital Structure of Telmex Internacional

Telmex Internacional will have three classes of shares. The number of shares of each class will initially be the same as the number of Telmex shares of the corresponding class outstanding on the Approval Date. If the Spin-off had occurred on September 30, 2007, the capital structure of Telmex Internacional would be as follows:

Class	Number of Shares Outstanding	Percentage of Capital	Percentage of Voting(1)
	(millions)
L Shares	11,069	56.4%	—
AA Shares	8,115	41.4	94.9%
A Shares	438	2.2	5.1

Total	19,621	100.0%	100.0%

(1)	Except on limited matters for which L Shares will have voting rights.

The Telmex Internacional A Shares and Telmex Internacional AA Shares will have full voting rights. The Telmex Internacional L Shares will be entitled to vote only on certain limited matters, as described below.

•	Holders of Telmex Internacional L Shares will be entitled to elect two of the members of the board of directors of Telmex Internacional.

•

Holders of Telmex Internacional L Shares shall be entitled to vote on the same matters on which they are entitled to vote as holders of Telmex L Shares, including (i) the transformation of Telmex Internacional from one type of company to another, (ii) any merger in which Telmex Internacional is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of Telmex Internacional and (iii) the cancellation of the registration of shares on the CNBV’s national registry of shares.

CERTAIN INFORMATION CONCERNING TELMEX

Telmex is a sociedad anónima bursátil de capital variable organized under the laws of Mexico with its principal executive offices at Parque Vía 190, Colonia de Cuauhtémoc, 06599, México D.F., México. The telephone number of Telmex at this location is 52 (55) 5703-3990. The Telmex 20-F, which is incorporated by reference into this Information Statement, contains a description of its business and a review of its financial condition and performance through December 31, 2006. Unaudited interim financial information and commentary on Telmex’s financial condition and performance during 2007 are contained in Telmex’s reports on Form 6-K filed on April 25, 2007, July 20, 2007 and October 23, 2007, which are also incorporated by reference into this Information Statement.

After the Spin-off Telmex will continue to provide telecommunications and telecommunications-related services such as data transmission, Internet access and interconnection services to other carriers principally in Mexico.

RISK FACTORS RELATING TO THE SPIN-OFF

The proposed Spin-off may affect Telmex’s stock price.

Immediately following the Spin-off, substantially all of Telmex’s operations will be conducted in Mexico, which could be perceived to limit the diversification of Telmex’s businesses and its growth potential and thus could cause the market price of Telmex’s shares and ADSs to decline.

There may not be a liquid market for the shares of Telmex Internacional.

There is currently no public market for the Telmex Internacional shares. We intend to apply to list the Telmex Internacional shares on the Mexican Stock Exchange and the Telmex Internacional ADSs on a U.S. securities exchange. We cannot assure you as to the liquidity of any markets that may develop for the shares or ADSs or the price at which the shares or ADSs may be sold. Also, the liquidity and the market for the Telmex Internacional shares may be affected by a number of factors including variations in exchange and interest rates, the deterioration and volatility of the markets for similar securities and any changes in Telmex Internacional’s liquidity, financial condition, creditworthiness, results and profitability. As a result, the initial trading prices of Telmex Internacional shares and ADSs may not be indicative of future trading prices.

Telmex Internacional’s historical performance may not be representative of its performance as a separate company.

Telmex Internacional’s combined financial statements will be based on the historical results of operations and historical bases of the assets and liabilities of the former Telmex businesses that it comprises. Its historical performance might have been different if it had been a separate, consolidated entity during the periods presented.

The historical financial information included in this information statement is not necessarily indicative of what Telmex Internacional’s results of operations, financial position and cash flows will be in the future. There may be changes that will occur in Telmex Internacional’s cost structure, funding and operations as a result of its separation from Telmex, including increased costs associated with reduced economies of scale, and increased costs associated with being a publicly traded, stand-alone company.

Telmex Internacional will be a new company that has never operated independently of Telmex.

Telmex Internacional is a new company and has never operated independently of Telmex. Telmex Internacional’s ability to function as a new company will suffer if it does not develop its own administrative infrastructure quickly and cost-effectively. Telmex will provide Telmex Internacional with certain legal, financial, accounting, investor relations and other administrative services on an interim basis while it develops the personnel and systems necessary to provide these services itself. It is expected that Telmex Internacional will be dependent on Telmex for these services for at least six months and possibly longer.

After the expiration of these various arrangements, Telmex Internacional may not be able to replace the transitional services in a timely manner or on terms and conditions as favorable as those it has received from Telmex. In addition, in order to establish itself successfully as an independent company, Telmex Internacional will need to attract and retain personnel to provide the administrative services that Telmex is temporarily providing. If Telmex Internacional fails to do so, its business could suffer.

Telmex Internacional may face difficulty in financing its operations and capital expenditures following the Spin-off, which could have an adverse impact on its business and results.

Telmex Internacional may need to incur debt or issue additional equity in order to fund working capital and capital expenditures or to make acquisitions and other investments following the Spin-off. We cannot assure you that debt or equity financing will be available to Telmex Internacional on acceptable terms, if at all. As a result of the Spin-off, it may also become more expensive for Telmex Internacional to raise funds through the issuance of debt than it was prior to the consummation of the Spin-off. If Telmex Internacional is not able to obtain sufficient financing on attractive terms, its business and results could suffer.

The failure or inability of Telmex Internacional’s subsidiaries to pay dividends or other distributions may adversely affect Telmex Internacional and its ability to pay dividends to holders of shares and ADSs.

Telmex Internacional will be a holding company. Accordingly, Telmex Internacional’s cash flows will be derived principally from dividends, interest and other distributions made to Telmex Internacional by its subsidiaries. Telmex Internacional’s subsidiaries will not have contractual obligations that require them to pay dividends to Telmex Internacional. In addition, debt and other contractual obligations of Telmex Internacional’s subsidiaries may in the future impose restrictions on ability of Telmex Internacional’s subsidiaries to make dividend or other payments to Telmex Internacional, which in turn may adversely affect Telmex Internacional’s ability to pay dividends to shareholders and meet its debt and other obligations.

PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma financial statements set forth below show how the Spin-off would have affected the financial condition and results of Telmex if it had occurred earlier. They are based on (a) the consolidated financial statements of Telmex as of and for the nine months ended September 30, 2007 and as of and for the years ended December 31, 2006 and 2005, (b) the financial statements as of the same dates and for the same periods of the companies that will be subsidiaries of Telmex Internacional following the Spin-off, as currently contemplated, (c) the allocation of assets and liabilities between Telmex and Telmex Internacional in the Spin-off, as currently contemplated and (d) the allocation of certain assets and liabilities in the reorganization that will precede the Spin-off, as currently contemplated. This information is preliminary and may be subject to change. The pro forma financial statements consist of:

•	condensed consolidated balance sheets as of September 30, 2007 and December 31, 2006 and 2005, giving effect to the Spin-off as if it had occurred on each of those dates; and

•

condensed consolidated statements of income for the nine months ended September 30, 2007 and for the year ended December 31, 2006 and 2005, each giving effect to the Spin-off as if it had occurred on January 1, 2005.

The pro forma adjustments to the condensed consolidated balance sheet as of September 30, 2007 also reflect prepayments and other payments of principal on indebtedness occurring after September 30, 2007 but before the Spin-off.

The pro forma financial information is unaudited. It is presented in accordance with Mexican financial reporting standards, or Mexican FRS, which differ in some significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 18 to the audited financial statements included in the Telmex 20-F provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to Telmex, and a reconciliation to U.S. GAAP of operating income, net income and total shareholders’ equity. The pro forma financial information set forth below does not include a reconciliation to U.S. GAAP.

Mexican FRS requires restatement of all financial statements in constant Mexican pesos as of the date of the most recent balance sheet presented. The pro forma financial statements have been restated in constant Mexican pesos with purchasing power as of September 30, 2007.

The pro forma financial statements should be read in conjunction with the financial data presented elsewhere in this Information Statement and in the Telmex 20-F and the Telmex Internacional Registration Statement, which are incorporated by reference into this Information Statement. They may not reflect the future results of operations or financial position of Telmex or Telmex Internacional or what the results of operations would have been if Telmex and Telmex Internacional had been operated as separate companies prior to the Spin-off.

TELÉFONOS DE MÉXICO S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEETS

AS OF SEPTEMBER 30, 2007

(millions of Mexican pesos with purchasing power at September 30, 2007)

	Telmex (Base Figures)		Telmex Internacional (Pro Forma)		Pro Forma Adjustments		Telmex Mexico (Pro Forma)
Assets
Cash and cash equivalents	Ps.	34,534	Ps.	20,901	Ps.	6,628	Ps.	7,005
Other current assets		46,172		21,213		(17)		24,976
Plant, property and equipment, net		163,311		45,593		—		117,718
Other assets		20,297		15,910		—		4,387
Goodwill, net		13,341		12,900		—		441
Net projected asset		16,377		1		—		16,376
Deferred taxes		7,130		7,130		—		—

Total assets	Ps.	301,162	Ps.	123,648	Ps.	6,611	Ps.	170,903

Liabilities and stockholders’ equity
Short-term debt and current portion of long-term debt	Ps.	8,301	Ps.	2,602	Ps.	5,224	Ps.	475
Other current liabilities		41,519		22,984		(17)		18,552
Long-tem debt		105,409		12,631		1,404		91,374
Labor obligations		2,628		2,404		—		224
Deferred taxes		17,242		(338)		—		17,580

Total liabilities		175,099		40,283		6,611		128,205

Majority stockholders’ equity		123,513		80,851		—		42,662
Minority interest		2,550		2,514		—		36

Total stockholders’ equity		126,063		83,365		—		42,698

Total liabilities and stockholders’ equity	Ps.	301,162	Ps.	123,648	Ps.	6,611	Ps.	170,903

See accompanying notes.

TELÉFONOS DE MÉXICO S.A.B. DE C.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEETS

AS OF DECEMBER 31, 2006

(millions of Mexican pesos with purchasing power at September 30, 2007)

	Telmex (Base Figures)		Telmex Internacional (Pro Forma)		Pro Forma Adjustments		Telmex Mexico (Pro Forma)
Assets
Cash and cash equivalents	Ps.	17,298	Ps.	6,186	Ps.	—	Ps.	11,112
Other current assets		44,370		17,290		(421)		27,501
Plant, property and equipment, net		168,043		39,419		—		128,624
Other assets		15,654		11,064		—		4,590
Goodwill, net		9,792		9,329		—		463
Net projected asset		20,533		—		—		20,533
Deferred taxes		7,086		7,086		—		—

Total assets	Ps.	282,776	Ps.	90,374	Ps.	(421)	Ps.	192,823

Liabilities and stockholders’ equity
Short-term debt and current portion of long-term debt	Ps.	13,442	Ps.	4,111	Ps.	—	Ps.	9,331
Other current liabilities		41,853		19,392		(421)		22,882
Long-tem debt		94,454		10,458		—		83,996
Labor obligations		2,432		2,184		—		248
Deferred taxes		17,116		(19)		—		17,135

Total liabilities		169,297		36,126		(421)		133,592

Majority stockholders’ equity		110,540		51,351		—		59,189
Minority interest		2,939		2,897		—		42

Total stockholders’ equity		113,479		54,248		—		59,231

Total liabilities and stockholders’ equity	Ps.	282,776	Ps.	90,374	Ps.	(421)	Ps.	192,823

See accompanying notes.

TELÉFONOS DE MÉXICO S.A.B. DE C.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEETS

AS OF DECEMBER 31, 2005

(millions of Mexican pesos with purchasing power at September 30, 2007)

	Telmex (Base Figures)		Telmex Internacional (Pro Forma)		Pro Forma Adjustments		Telmex Mexico (Pro Forma)
Assets
Cash and cash equivalents	Ps.	26,407	Ps.	5,152	Ps.	—	Ps.	21,255
Other current assets		36,672		13,431		(303)		23,544
Plant, property and equipment, net		171,311		34,217		5		137,089
Other assets		9,273		5,169		(5)		4,109
Goodwill, net		8,607		8,607		—		—
Net projected asset		25,573		—		—		25,573
Deferred taxes		6,585		6,585		—		—

Total assets	Ps.	284,428	Ps.	73,161	Ps.	(303)	Ps.	211,570

Liabilities and stockholders’ equity
Short-term debt and current portion of long-term debt	Ps.	16,605	Ps.	1,323	Ps.	—	Ps.	15,282
Other current liabilities		34,355		12,482		(303)		22,176
Long-tem debt		86,879		7,109		—		79,770
Labor obligations		2,269		2,110		—		159
Deferred taxes		17,640		(86)		—		17,726

Total liabilities		157,748		22,938		(303)		135,113

Majority stockholders’ equity		115,376		38,951		—		76,425
Minority interest		11,304		11,272		—		32

Total stockholders’ equity		126,680		50,223		—		76,457

Total liabilities and stockholders’ equity	Ps.	284,428	Ps.	73,161	Ps.	(303)	Ps.	211,570

See accompanying notes.

TELÉFONOS DE MÉXICO S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENTS OF

INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

(millions of Mexican pesos with purchasing power at September 30, 2007)

	Telmex (Base Figures)		Telmex Internacional (Pro Forma)		Pro Forma Adjustments		Telmex Mexico (Pro Forma)
Operating revenues:
Local service	Ps.	46,132	Ps.	5,310	Ps.	(7)	Ps.	40,829
Domestic long-distance service		32,194		19,253		(62)		13,003
International long-distance service		9,893		2,579		(9)		7,323
Interconnection service		17,519		555		(12)		16,976
Corporate networks		18,865		10,805		(186)		8,246
Internet		10,973		3,030		(8)		7,951
Other		7,025		5,089		(1,237)		3,173

		142,601		46,621		(1,521)		97,501

Operating costs and expenses:
Cost of sales and services		28,836		6,622		(1,224)		23,438
Commercial, administrative and general expenses		25,074		11,158		(137)		14,053
Transport and interconnection		28,752		16,349		(169)		12,572
Depreciation and amortization		19,049		5,550		—		13,499

		101,711		39,679		(1,530)		63,562

Operating income		40,890		6,942		9		33,939

Employee profit sharing		2,315		20		—		2,295
Other (revenues) and expenses, net		(2,491)		45		—		(2,536)
Comprehensive financing cost:
Net interest		4,294		461		9		3,824
Exchange loss, net		1,186		643		—		543
Monetary gain, net		(1,550)		(8)		—		(1,542)

		3,930		1,096		9		2,825

Equity interest in net (income) loss of affiliates		(690)		(704)		—		14

Income before income tax		37,826		6,485		—		31,341
Income tax		11,000		1,808		—		9,192

Net income	Ps.	26,826	Ps.	4,677	Ps.	—	Ps.	22,149

Distribution of net income:
Majority interest	Ps.	26,547	Ps.	4,395		—	Ps.	22,152
Minority interest		279		282		—		(3)

	Ps.	26,826	Ps.	4,677	Ps.	—	Ps.	22,149

Majority net income per share	Ps.	1.34	Ps.	0.22	Ps.	—	Ps.	1.12

See accompanying notes.

TELÉFONOS DE MÉXICO S.A.B. DE C.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED PRO FORMA STATEMENTS OF INCOME FOR THE

YEAR ENDED DECEMBER 31, 2006

(millions of Mexican pesos with purchasing power at September 30, 2007)

	Telmex (Base Figures)		Telmex Internacional (Pro Forma)		Pro Forma Adjustments		Telmex Mexico (Pro Forma)
Operating revenues:
Local service	Ps.	64,718	Ps.	4,592	Ps.	—	Ps.	60,126
Domestic long-distance service		43,060		24,377		(85)		18,768
International long-distance service		14,174		3,334		(31)		10,871
Interconnection service		19,669		899		(28)		18,798
Corporate networks		24,304		12,903		(23)		11,424
Internet		13,169		2,918		8		10,243
Other		8,338		6,943		(2,165)		3,560

		187,432		55,966		(2,324)		133,790

Operating costs and expenses:
Cost of sales and services		38,341		7,267		(2,013)		33,087
Commercial, administrative and general expenses		37,522		17,736		(209)		19,995
Transport and interconnection		33,542		19,990		(104)		13,656
Depreciation and amortization		26,307		6,994		—		19,313

		135,712		51,987		(2,326)		86,051

Operating income		51,720		3,979		2		47,739

Employee profit sharing		3,215		57		—		3,158
Other (revenues) and expenses, net		(1,764)		(1,367)		—		(397)
Comprehensive financing cost:
Net interest		6,520		1,067		2		5,451
Exchange loss, net		1,755		582		—		1,173
Monetary gain, net		(2,627)		453		—		(3,080)

		5,648		2,102		2		3,544

Equity interest in net income of affiliates		(490)		(480)		—		(10)

Income before income tax		45,111		3,667		—		41,444
Income tax		13,986		1,389		—		12,597

Net income	Ps.	31,125	Ps.	2,278	Ps.	—	Ps.	28,847

Distribution of net income:
Majority interest	Ps.	30,560	Ps.	1,725	Ps.	—	Ps.	28,835
Minority interest		565		553		—		12

	Ps.	31,125	Ps.	2,278	Ps.	—	Ps.	28,847

Majority net income per share	Ps.	1.46	Ps.	0.08	Ps.	—	Ps.	1.38

See accompanying notes.

TELÉFONOS DE MÉXICO S.A.B. DE C.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED PRO FORMA STATEMENTS OF INCOME FOR THE

YEAR ENDED DECEMBER 31, 2005

(millions of Mexican pesos with purchasing power at September 30, 2007)

	Telmex (Base Figures)		Telmex Internacional (Pro Forma)		Pro Forma Adjustments		Telmex Mexico (Pro Forma)
Operating revenues:
Local service	Ps.	66,514	Ps.	3,028	Ps.	—	Ps.	63,486
Domestic long-distance service		42,028		22,207		(104)		19,925
International long-distance service		14,985		3,886		(64)		11,163
Interconnection service		20,927		1,042		(27)		19,912
Corporate networks		21,715		10,014		(83)		11,784
Internet		11,829		2,559		(3)		9,273
Other		7,385		6,384		(1,979)		2,980

		185,383		49,120		(2,260)		138,523

Operating costs and expenses:
Cost of sales and services		38,534		6,140		(1,786)		34,180
Commercial, administrative and general expenses		31,170		11,328		(297)		20,139
Transport and interconnection		32,504		18,613		(178)		14,069
Depreciation and amortization		27,779		6,371		—		21,408

		129,987		42,452		(2,261)		89,796

Operating income		55,396		6,668		1		48,727

Employee profit sharing		3,258		54		—		3,204
Other (revenues) and expenses, net		(863)		41		—		(904)
Comprehensive financing cost:
Net interest		5,139		476		1		4,662
Exchange loss, net		4,019		274		—		3,745
Monetary gain, net		(2,254)		132		—		(2,386)

		6,904		882		1		6,021

Equity interest in net (income) loss of affiliates		(74)		(96)		—		22

Income before income tax		46,171		5,787		—		40,384
Income tax		13,152		1,508		—		11,644

Net income	Ps.	33,019	Ps.	4,279	Ps.	—	Ps.	28,740

Distribution of net income:
Majority interest	Ps.	32,060	Ps.	3,348	Ps.	—	Ps.	28,712
Minority interest		959		931		—		28

	Ps.	33,019	Ps.	4,279		—	Ps.	28,740

Majority net income per share	Ps.	1.40	Ps.	0.15	Ps.	—	Ps.	1.25

See accompanying notes.

TELÉFONOS DE MÉXICO S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the selected condensed consolidated financial information for the nine-month period ended September 30, 2007

and for the years ended December 31, 2006 and 2005

(in millions of Mexican pesos with purchasing power at September 30, 2007)

1. Basis of preparation

Teléfonos de México, S.A.B. de C.V. and subsidiaries (hereinafter the Company or Telmex) provide telecommunications services primarily in Mexico and in various Latin American countries.

The interim selected condensed consolidated unaudited financial information at September 30, 2007 “Base Figures,” is prepared in conformity with Mexican financial reporting standards (MFRS) for interim financial statements that have not been audited; however, in management’s opinion, it reflects results of the interim period. The result of this interim period does not necessarily indicate the results for the year.

MFRS require recognition of the effects of inflation; consequently, all of the selected consolidated financial information, including that of prior years, presented for purposes of comparison and analysis, is expressed in constant pesos with purchasing power at September 30, 2007.

The selected condensed consolidated financial information in the income statements considers the presentation rules of the new MFRS B-3 “Statements of Income,” so the information for previously reported years includes the reclassifications required to conform their presentation with that utilized in the nine-month period ended September 30, 2007. Such reclassifications relate mainly to the presentation of the employee profit sharing as an ordinary expense, affecting profits before income tax.

The selected condensed consolidated financial information base figures include the accounts of Teléfonos de México, S.A.B. de C.V. and those of its subsidiaries. The financial statements of subsidiaries and associated companies located abroad are translated to Mexican pesos, as follows:

•

The financial statements reported by subsidiaries abroad are translated to current MFRS, in local currency, and are subsequently restated at constant values based on inflation in the country in which the subsidiary operates.

•

All balance sheet balances, except those relative to stockholders’ equity, are translated at the exchange rate in effect at the year-end close; stockholders’ equity accounts are translated at the exchange rate in force on the date on which capital contributions were made, and profits were generated. Results of operations, restated to constant pesos, are translated at the exchange rate at the close of the reported years.

•	Exchange differences and the monetary position effect derived from intercompany monetary items are maintained in the consolidated results of operations.

•	The difference resulting from the translation process is called “Foreign entity translation effect,” and is included in stockholders’ equity.

The preparation of financial statements in conformity with MFRS requires the use of estimates for the value of certain items. Actual results may differ from the estimates made.

The effects of inflation on the financial information are incorporated in the selected condensed consolidated financial information, by expressing financial statement figures and their notes in millions of Mexican pesos with purchasing power at September 30, 2007. The weighted restatement factors applied to the selected condensed consolidated financial information at December 31, 2006 and 2005 were 1.0710 and 1.1377, respectively, which considered the weighted average of inflation rates and changes in the exchange rate based on the revenues obtained from each country in which the Company operates.

2. Condensed consolidated pro forma financial information

a. The Company’s selected condensed consolidated pro forma financial information for the nine months ended September 30, 2007 (unaudited), and for the years ended December 31, 2006 and 2005, has been prepared for the sole purpose of showing the effects of the spin-off of Teléfonos de México, S.A.B. de C.V. into two independent companies, in accordance with the initiative approved by the Company’s Board of Directors, on November 14, 2007. In the financial situation and in the results of operations, Telmex will spin-off the companies that operate in Latin America, as well as operations of its yellow page business (Sección Amarilla), which also has a presence in other countries and for such purpose will incorporate a new company to be called Telmex Internacional, S.A.B. de C.V. (Telmex Internacional). The presentation of the selected condensed consolidated financial information was prepared assuming the approvals required for the spin off were obtained.

•	Base figures - correspond to Telmex condensed consolidated financial figures reported at September 30, 2007 (unaudited) and at December 31, 2006 and 2005.

•

Telmex Internacional pro forma - represent the figures identified with operations in Latin America and Sección Amarilla operations, which it is assumed will be spun off at the time the transaction is carried out.

•

Pro forma adjustments - include transactions related to revenues, costs and expenses that prior to the spin off were eliminated as part of the consolidation process. Also reflects prepayments and other payments of principal on indebtedness that occurred after September 30, 2007 but before the spin-off, in the amount of Ps. 1,872 million (U.S.$ 171.4 million) and Ps. 4,756 million, respectively.

•	Pro forma Telmex Mexico - correspond to the consolidated financial information of operations that will subsist in Telmex.

b. The allocation in the income statement does not include concepts such as those related to the comprenhensive financing costs and other corporate expenses that could have been presented as part of Telmex Internacional’s independent operation. As part of assumptions of the pro forma adjustments, those included taxes payable by subsidiaries of the spun off company.

c. As a result of the spin-off, Telmex Internacional will be completely separated from Telmex, and the business relationships that will subsist include services related to the completion of international traffic, production and distribution of directories and use of each other’s services. Moreover, for a temporary period, there will be expenses for administrative services.

CONTROLLING SHAREHOLDERS AND CERTAIN BENEFICIAL OWNERS

The discussion below describes the controlling shareholders of Telmex and certain beneficial owners of Telmex shares as of September 30, 2007. Telmex Internacional and Telmex will initially have the same number of outstanding voting shares (A Shares and AA Shares) and limited-voting shares (L Shares). From the Approval Date to the Share Distribution Date, the Telmex Internacional shares will be owned by the same persons and in the same amounts as the Telmex shares. After the Share Distribution Date, the Telmex Internacional shares can be owned and traded separately from the Telmex shares.

Control

As of September 30, 2007, the Telmex AA Shares represented 41.4% of the total capital stock and 94.9% of the full voting shares (Telmex A Shares and Telmex AA Shares). As of September 30, 2007, the AA shares were owned by (a) CGT, which owned 73.9% of the Telmex AA Shares, (b) AT&T International, which owned 22.2% of the Telmex AA Shares and (c) various other Mexican investors, who owned 3.9% of the Telmex AA Shares. CGT holds interests in the telecommunications industry and was spun off from Grupo Carso, S.A. de C.V. in 1996. CGT may be deemed to control Telmex. According to reports of beneficial ownership of Telmex shares filed with the Commission, CGT is controlled by Mr. Carlos Slim Helú and members of his immediate family.

CGT and AT&T International are parties to an agreement entered into in December 2000 providing for certain matters relating to their ownership of AA Shares. Among other things, the agreement subjects certain transfers of AA by either party to a right of first offer in favor of the other party, although the right of first offer does not apply to the conversion of AA Shares to L Shares, as permitted by Telmex’s bylaws, or the subsequent transfer of L Shares. The agreement also provides for the composition of the board of directors and executive committee of Telmex and for each party to enter into a management services agreement with Telmex.

As of September 30, 2007, the percentage ownership by CGT and its affiliates was 73.9% of the Telmex AA Shares, 21.0% of the Telmex A Shares and 41.9% of the Telmex L Shares.

Certain Beneficial Owners

The following table identifies each owner of more than five percent of any class of Telmex shares as of September 30, 2007. In addition, the table indicates the total amount of any class of Telmex shares owned by the directors, alternate directors and executive officers of Telmex who own more than one percent of any class of Telmex shares, as a group, as of April 10, 2007. Except as described below, Telmex is not aware of any holder of more than five percent of any class of its shares. Holders of five percent or more of any class of our shares have the same voting rights with respect to their shares as do holders of less than five percent of the same class.

	AA Shares(1)		A Shares(2)		L Shares(3)		Percent of voting shares(4)
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class
CGT(5)	6,000.0	73.9%	92.0	21.0%	4,637.5	41.9%	71.2%
AT&T International(5)	1,799.5	22.2	—	—	—	—	21.0
Brandes Investment Partners, L.P.(6)	—	—	—	—	854.4	7.7	—
Directors, alternate directors and executive officers owning more than 1% (7)	6,130.4	75.5%	92.7	21.0%	4,765.7	42.2%	72.7%

(1)	As of September 30, 2007, there were 8,114.6 million AA Shares outstanding, representing 94.9% of the total full voting shares (A Shares and AA Shares).
(2)	As of September 30, 2007, there were 437.8 million A Shares outstanding, representing 5.1% of the total full voting shares (A Shares and AA Shares).
(3)	As of September 30, 2007, there were 11,069.0 million L Shares outstanding.
(4)	A Shares and AA Shares.
(5)	Holders of A Shares and AA Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws.
(6)	Derived from reports of beneficial ownership of our shares filed with the Commission. For comparability purposes, percent of class is calculated based on the number of L Shares outstanding on September 30, 2007.
(7)	As of April 10, 2007, there were 8,115 million AA Shares outstanding (representing 94.8% of the total full voting shares), 442 million A Shares outstanding (representing 5.2% of the total full voting shares) and 11,301 million L Shares outstanding.

As of April 10, 2007, Carlos Slim Helú, together with certain members of his immediate family, including Carlos Slim Domit (a director), Marco Antonio Slim Domit (a director), and Patrick Slim Domit (an alternate director), may be deemed to have beneficial ownership of 6,000.0 million AA Shares, 92.7 million A Shares,and 4,765.7 million L Shares held by CGT and other companies that are under common control with Telmex. As of April 10, 2007, Antonio Cosío Ariño (a director) and Antonio Cosío Pando (an alternate director) jointly owned 130.4 million AA shares. Except as described above, Telmex is not aware of any director, alternate director or executive officer who holds more than one percent of any class of its shares.

MARKET INFORMATION

Telmex Internacional

There is no trading market for the Telmex Internacional shares or the Telmex Internacional ADSs and there can be no assurances as to the establishment or continuity of any such market. Telmex currently intends to seek approval for the listing of the Telmex Internacional shares on the Mexican Stock Exchange and the Telmex Internacional ADSs on a securities exchange in the United States. Prices at which the Telmex Internacional A Shares, Telmex Internacional L Shares and Telmex Internacional ADSs may trade after the Share Distribution Date and the ADS Distribution Date cannot be predicted.

The Telmex Internacional shares and Telmex Internacional ADSs received pursuant to the Spin-off will be freely transferable, except for Telmex Internacional shares and Telmex Internacional Share ADSs received by any person who may be deemed an “affiliate” of Telmex Internacional within the meaning of Rule 144, or Rule 144, under the Securities Act of 1933, as amended, or the Securities Act. Persons who may be deemed to be affiliates of Telmex Internacional after the Spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, Telmex Internacional, and may include the directors and principal executive officers of Telmex Internacional as well as any principal shareholder of Telmex Internacional. Persons who are affiliates of Telmex Internacional will be permitted to sell their Telmex Internacional shares and Telmex Internacional ADSs received pursuant to the Spin-off only pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

Except for the Telmex Internacional shares and Telmex Internacional ADSs issued in connection with the Spin-off, no securities of Telmex Internacional will be outstanding as of or immediately following the Spin-off. Telmex Internacional will file with the Commission the Telmex Internacional Registration Statement to register the Telmex Internacional L Shares and L Share ADSs and the Telmex Internacional A Shares and A Share ADSs under the Exchange Act. No other securities of Telmex Internacional will be registered by Telmex Internacional. As of the date of this Information Statement, the Telmex Internacional Registration Statement has not yet been filed with the Commission. When it is filed, it may be subject to amendment before it is declared effective by the Commission. This Information Statement contains limited information with respect to Telmex Internacional, which is qualified in its entirety by reference to the Telmex Internacional Registration Statement. See “Incorporation by Reference.” When the Telmex Internacional Registration Statement is declared effective by the Commission, Telmex Internacional will become subject to the periodic reporting and other informational requirements of the Exchange Act applicable to foreign private issuers.

Telmex

The Telmex L Share ADSs, each representing 20 L Shares of Telmex, are issued by JPMorgan Chase Bank, N.A., as depositary for the Telmex L Share ADSs. The Telmex L Share ADSs are traded on the New York Stock Exchange, and the Telmex L Shares are traded on the Mexican Stock Exchange and listed on the Mercado de Valores Latinoamericano (Latibex) in Madrid, Spain. On September 30, 2007, there were 11,069.0 Telmex L Shares outstanding, of which 56.1% were represented by Telmex L Share ADSs.

The Telmex A Share ADSs, each representing 20 A Shares of Telmex, are issued by JPMorgan Chase Bank, N.A., as depositary for the Telmex A Share ADSs. The Telmex A Shares ADSs are traded and quoted on the NASDAQ SmallCap Market, and the Telmex A Share ADSs are traded on the Mexican

Stock Exchange. On September 30, 2007, there were 437.8 million Telmex A Shares outstanding, of which approximately 26.5% were held in the form of Telmex A Share ADSs.

The table below sets forth, for the periods indicated, the reported high and low sales prices for the Telmex L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the Telmex L Share ADSs on the New York Stock Exchange. Prices have not been restated in constant currency units.

	Mexican Stock Exchange		New York Stock Exchange
	(pesos per Telmex L Share)		(U.S. dollars per Telmex L Share ADS)
	High	Low	High	Low
Annual highs and lows
2006	Ps.15.97	Ps.10.01	$29.35	$17.61
2005	13.27	8.92	24.79	16.49
2004	10.81	8.66	19.27	15.06
2003	9.53	7.48	17.25	14.42
2002	9.31	6.59	20.53	13.35
Quarterly highs and lows
2007:
First quarter	Ps.18.63	Ps.14.32	$33.83	$25.89
Second quarter	23.29	18.45	43.26	33.37
Third quarter	22.32	17.07	41.37	30.10
2006:
First quarter	13.90	11.47	26.07	21.76
Second quarter	12.81	10.01	23.35	17.61
Third quarter	14.22	11.20	25.79	20.26
Fourth quarter	15.97	13.45	29.35	24.05
2005:
First quarter	10.87	9.41	20.16	17.15
Second quarter	10.09	8.92	18.98	16.49
Third quarter	11.38	9.98	21.27	18.80
Fourth quarter	13.27	10.53	24.79	19.49
Monthly highs and lows
2007
June	Ps.22.25	Ps.20.06	$41.32	$36.78
July	22.32	17.95	41.37	32.61
August	19.70	17.07	35.49	30.10
September	19.99	17.46	36.08	31.84
October	20.91	17.84	38.70	32.48
November	20.95	17.16	38.55	31.57

The table below sets forth, for the periods indicated, the reported high and low sales prices for the Telmex A Shares on the Mexican Stock Exchange and the high and low bid prices for Telmex A Share ADSs published by NASDAQ. Bid prices published by NASDAQ for the Telmex A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Prices have not been restated in constant currency units.

	Mexican Stock Exchange		NASDAQ
	(pesos per Telmex A Share)		(U.S. dollars per Telmex A Share ADS)
	High	Low	High	Low
Annual highs and lows
2006	Ps.15.79	Ps.10.30	$29.07	$17.04
2005	13.25	8.97	24.50	16.40
2004	10.80	8.62	19.25	15.01
2003	9.50	7.48	17.25	14.26
2002	9.28	6.50	20.50	13.25
Quarterly highs and lows
2007:
First quarter	Ps.18.40	Ps.14.30	$33.81	$25.71
Second quarter	22.65	18.60	43.14	33.08
Third quarter	22.10	17.70	41.25	30.06
2006:
First quarter	13.80	11.50	26.52	21.36
Second quarter	12.66	10.30	23.49	17.04
Third quarter	14.14	11.40	25.81	20.34
Fourth quarter	15.79	13.70	29.07	24.25
2005:
First quarter	10.88	9.33	20.15	17.01
Second quarter	10.04	8.97	19.99	16.40
Third quarter	10.92	9.84	21.88	18.83
Fourth quarter	13.25	10.57	24.50	19.33
Monthly highs and lows
2007
June	Ps.21.95	Ps.20.45	$41.37	$36.81
July	22.10	18.35	41.25	32.79
August	19.30	17.70	35.40	30.06
September	19.80	17.50	35.99	31.52
October	20.51	18.00	38.40	32.82
November	20.30	17.30	38.01	31.04

The Mexican Stock Exchange

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation whose shares are held by 26 brokerage firms, which are exclusively authorized to trade on the Mexican Stock Exchange. Trading on the Mexican Stock Exchange takes place principally through automated systems, which are open between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time, each business day. Trades in securities listed on the Mexican Stock Exchange can also be effected off the exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the Telmex A Shares or the Telmex L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico, nor is it expected to apply to the Telmex Internacional shares for so long as these shares are quoted on a stock exchange outside Mexico.

Settlement is effected three business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange, including those of Telmex, are on deposit with Indeval. It is expected that the Telmex Internacional shares will be on deposit with Indeval, as well.

FORWARD-LOOKING STATEMENTS

This Information Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the Commission on Form 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income, net income per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our acquisition or divestiture plans;

•	statements about the impact of our acquisition of businesses outside of Mexico;

•	statements of our plans, objectives or goals relating to competition, regulation and rates;

•	statements about competition in the business sectors in which we operate;

•	statements about our future financial performance or the economic performance of Mexico, Brazil or other countries;

•	statements about currency exchange rates;

•	statements about the future impact of regulations; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying them.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed above under “Risk Factors Relating to the Spin-off” and “Item 3. Risk Factors” of the Telmex 20-F, include technological improvements, customer demand, competition, economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates and regulatory developments. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake to update such statements in light of new information or new developments

No person is authorized to give any information or to make any representation not contained or incorporated herein by reference, and, if given or made, such information or representation must not be relied upon as having been authorized by Telmex or Telmex Internacional.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

Date: December 7, 2007	By:	/s/ Adolfo Cerezo Pérez
	Name:	Adolfo Cerezo Pérez
	Title:	Chief Financial Officer